SCHEDULE 13G
Amendment Number 4
Tosco Corporation
Common Stock $0.75 par
value


Cusip #: 891-490-30-2
Item 1:  Reporting Person
- Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  8,307,800
Item 7:  -0-
Item 8:  8,307,800
Item 9:  8,307,800
Item 11: 5.3%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person
- Tiger Performance
L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  5,781,200
Item 7:  -0-
Item 8:  5,781,200
Item 9:  5,781,200
Item 11: 3.7%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person
- Julian H. Robertson,
Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  14,209,000
Item 7:  -0-
Item 8:  14,209,000
Item 9:  14,209,000
Item 11: 9.1%
Item 12: IN


Item 1(a) Tosco Corporation

Item 1(b) 72 Cummings
Point Road, Stamford, Ct.
06902

Item 2(a) This statement
is filed on behalf of
Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is
101 Park Avenue, New
York, NY  10178

Item 2(c) Incorporated by
reference to item (4) of
the cover page pertaining
to each reporting person.

Item 2(d) Common Stock
$0.75 par value

Item 2(e) 891-490-30-2

Item 3  TMLLC and TPLLC
are investment advisers
registered under Section
203 of the Investment
Advisers Act of 1940.
Item 4  Ownership as of
December 31, 1997 is
incorporated by reference
to items (5) - (9) and
(11) of the cover page
pertaining to each
reporting person.

Item 5  Not applicable

Item 6  Other persons are
known to have the right
to receive dividends
from, or proceeds from
the sale of, such
securities. The interest
of one such person, The
Jaguar Fund N.V., a
Netherlands Antilles
corporation, is more than
5%.

Item 7  Not applicable

Item 8  Not applicable

Item 9  Not applicable

Item 10.  By signing
below, I certify that, to
the best of my knowledge
and belief, the
securities referred to
above were acquired in
the ordinary course of
business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction having
such purpose or effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/27/95 On file
with Schedule 13G for
Kohl's
Corp. 2/7/95

AGREEMENT

The undersigned agree
that this Amendment
Number 4 to Schedule 13G
dated February 13, 1998
relating to shares of
common stock of Tosco
Corporation shall be
filed on behalf of each
of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief
Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney

dated 1/27/95 On File

with Schedule 13G for

Kohl's Corp. 2/7/95